FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 29, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 29, 2004	NEWS RELEASE 04-18	MAE - TSE MNG - AMEX

Miramar Announces Start of Summer Exploration at Hope Bay & Back River—
— Boston Drilling Continues to Yield High Grades at Depth & from Resource In-fill —

VANCOUVER — Miramar Mining Corporation today announced that it has commenced its summer drill campaigns at both the Hope Bay and Back River projects, and that drilling at the Boston deposit at the south end of the Hope Bay belt continues to demonstrate potential to add significant resources at depth, including the discovery of a potential new mineralized zone just south of the existing ramp. Miramar’s goal is to become an intermediate gold producer through the exploration and development of these Nunavut projects.

“Our summer drilling programs are designed to build off the successful results from the first half of the year at both the Hope Bay and Back River projects,” said Tony Walsh, Miramar’s President & CEO. “The Back River drilling is intended to advance the Goose Lake deposit towards an economic threshold and at Hope Bay, we aim to advance the Boston and Madrid deposits towards development decisions in order to extend and expand the currently forecast production from the Doris North mine. Doris North is currently in the permitting process and any expanded production would require additional permitting steps.

        “Drilling at the Boston deposit continues to demonstrate great potential to add significant resources at depth based on wide spaced mineralized intercepts at vertical depth and along strike well outside the current resource limits,” said Mr. Walsh. “We are particularly encouraged by the discovery of a new zone of relatively shallow mineralization close to the existing ramp access as it could add ramp accessible resources and bolster the development scenario currently being evaluated.

Summer Exploration Programs

The summer drilling programs at Hope Bay are focused on meeting the goal of extending and expanding the anticipated operating life of the Doris North processing facilities which are currently in the permitting process.

The Boston deposit appears to offer the quickest and lowest capital cost opportunity to extend production at Hope Bay, given the work completed to date and the underground ramp access which extends to 220m, which is already in place. Drilling continued at Boston throughout spring break up and the latest results are reported below. An additional 4,400m of drilling is planned for the summer, part of a two-year program targeted at upgrading significant portions of the existing inferred resource towards the indicated category at which point the resource could be included in a mine plan. This drilling will also continue to evaluate the potential to add significant new resources at depth. These programs will continue in 2005, likely including the extension of the ramp to depth to provide a platform for resource definition drilling in 2005.

Drilling at the Madrid deposit is focused in the Naartok area, where a considerable increase in year end 2004 resources is anticipated based on the results reported from the first half drilling above and beyond the previously estimated 858,000oz gold resource comprised of an indicated resource of 352,000oz at a grade of 4.6 g/t and an additional inferred resource of 506,000oz grading 3.7g/t gold. Approximately 20 holes or about 9,400m of drilling are planned for this summer. This program is directed to in-fill drilling the newly discovered extensions to Naartok in order to support a resource estimate, and will include step-out drilling with the objective of further expanding the resource. Miramar views the Madrid area, particularly the Naartok zone, as having the potential for a large scale open pit/underground operation that could justify an expansion of the processing facilities proposed for Doris North.

Drilling at Back River has commenced on a 19 hole, approximately 6,000m drill program focused on the Goose Lake deposit. The principal objectives of the program are to better define the high grade hinge zone (where hole 04GSE024 intercepted 16.8m averaging 36.3g/t gold) and to better understand the significant gold mineralization found in the greywackes in the core of the fold (where hole 04GSE010 intercepted 8.0m averaging 10.2g/t gold, close to surface).

Boston Drilling Results

Drilling at the Boston deposit has two principal objectives: first, to upgrade significant portions of the existing inferred resource towards the indicated category so it can be put into a mine plan as part of a two-year program, and second to determine the potential to add significant new resources at depth.

Highlights of the recent drilling are set out below. Full results are included in the table attached to this news release and details of these holes are discussed below.

Highlights of Boston Drill Results

Hole-ID	Target	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

S04-311	Resource	583.5	587.0	3.5	15.3
Including	In-fill	583.5	585.6	2.1	25.4

S04-315	Depth	335.6	345.3	9.7	7.9
Including	Extension	339.0	341.0	2.0	31.5
And		720.0	720.5	0.5	461.3

S04-319*	Resource	204.7	214.2	**9.5	**16.2
Including	Expansion	204.7	213.5	8.8	17.5
And		488.0	489.0	1.0	122.7
Including		488.3	489.0	0.7	176.2
And		535.0	539.4	4.4	25.1
Including		535.0	536.8	1.8	57.3

*   Additional results pending **New Zone of mineralization

The Boston deposit currently has measured and indicated resources of 687,000 ounces at a grade of 15.4 g/t gold plus an additional inferred resource of 901,000 ounces at a grade of 10.9 g/t gold. These resources are accessed by decline to a depth of approximately 220m below surface, providing rapid development options for the core of the deposit. Approximately 80% of the last reported Boston resource lies within 330m of surface and 85% of the measured and indicated resource lies within 250m of surface.

Boston Deep Drilling

The three deep drill holes reported in this news release are part of the ongoing effort to upgrade and expand the resources at Boston. Hole S04-301W1 is the first of multiple offsets being drilled from the master/pilot hole (S04-301). This hole was intended to extend the high grade mineralization encountered in hole S03-293, which intercepted 54.9g/t gold over 9m, in 2003. Hole S04-301W1 encountered similar volcanic stratigraphy to that in hole S03-293 and intercepted a 1.7m-thick zone of veining and sulphide mineralization. Assays for this interval of the hole are pending.

Holes S04-310 and -315 were designed to evaluate the projected southern extension of the Boston mineralization at depths of 500-600m. Both holes intercepted multiple mineralized and altered zones, indicating excellent potential to extend the Boston resource into these areas.

Between the 2003 drilling and the new 2004 results, drilling has demonstrated mineralization over a vertical depth of more than 1,200m and over a strike length in excess of 750m, considerably greater than the limits of the current resource estimate.

Resource In-fill Drilling

In April 2004, Miramar commenced a two-year program to upgrade the confidence in the inferred resource below the level of the existing ramp, at depths of 250-400m below surface. Approximately 25 holes are planned for 2004 to reduce spacing in this area to approximately 50m centres, and this work will continue in 2005 with a program of surface and underground drilling.

To date, 17 holes have been completed and 2 are currently in progress; results for 7 new holes are reported today.

Holes S04-311, to S04-314, and S04-316 to S04-319 were drilled approximately 250-350m below surface. Holes S04-311, -313, -314, -316 and -317 intercepted multiple zones of alteration, quartz veining and sulphide mineralization, typical of the Boston deposit at shallower levels. Of the seven holes for which assays are available, holes S04-312, -318 and -319 specifically targeted the B3 horizon at the south end of the Boston deposit, an area where prior drilling had intercepted significant mineralization.

Particularly noteworthy is hole S02-319 which intersected multiple zones of alteration and mineralization including a new area of mineralization occurring in the hanging wall, above the B3 Zone. This new mineralization, which assayed 16.2 g/t over a drill width of 9.5m, occurs at a vertical depth of 180 metres, and lies just 225 meters south of the existing ramp access. Hole S04-319 also encountered strong alteration and quartz veining, typical of the B3 Zone further down the hole that assayed 25.1 g/t over 4.4m. A compilation of the historical drilling near the area near the upper intercept of hole S04-319 is in progress to assess the potential of this newly recognized mineralization.

Overall, the results of the in-fill drilling meet or exceed our expectations and are expected to assist in upgrading the inferred resource. Drilling continues with three drills and additional results will be released as warranted.

Doris North Permitting Update

Miramar’s subsidiary, Miramar Hope Bay, presented the Doris North Project to the Nunavut Impact Review Board (“NIRB”) in hearings in four Nunavut communities from July 11 to 16.  A few interveners submitted that additional information was required before the project should proceed to the Nunavut Water Board and the next permitting steps, the majority of other interveners and Miramar submitted that adequate information had been provided to enable NIRB to determine that the project should proceed to the next permitting steps now.  No one submitted any issue that suggested that the project should not be permitted.

NIRB advised that it expects to send its report to the Minister of Indian and Northern Affairs Canada within 30 days of the end of the hearings.  Miramar believes it has provided sufficient information to allow NIRB to make a decision and hopes that NIRB will determine that the project should proceed to the next permitting steps now, but cannot speculate on the outcome of the hearings.

Miramar Mining Corporation

Miramar is a well financed Canadian gold mining company that controls two of the largest undeveloped gold deposits in Canada: the Hope Bay and Back River projects. The Hope Bay project in Nunavut extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar has an option to earn a 60% interest in the prospective Back River Project in Nunavut, containing the George and Goose Lake gold deposits.

Miramar’s objective is to build an intermediate gold production profile through the sequential development of its Arctic gold assets. The planned goals in the implementation of this strategy include:

1.	Develop a mine at Doris North to commence production during 2006, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.

2.	Demonstrate the potential of the upper portions of the Boston deposit to support an extended operating life within two years, with an interim report within one year;

3.	Show an expanded production scenario through the development of a large scale open pit/underground mining operation in the Naartok-Perrin area at Madrid within two years;

4.	Advance the Back River project to identify further production opportunities within two years;

5.

Continue the exploration programs at Hope Bay to expand the known deposits, such as Boston to depth and Madrid, and to discover new deposits to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Miramar’s goal is to have Doris North as the infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas.

All options for extending and expanding the life of the Doris North operation would be subject to the completion of additional drilling, economic studies and permitting procedures.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President Exploration for Miramar Mining Corporation.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay and Back River projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572    Fax: (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION'S HOPE BAY PROJECT Table of Assay Results to Accompany News Release Dated July 29, 2004

Hole-ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

S04-301 W1	856.2	856.8	0.6	1.4
More results pending

S04-310*	664.5	674.8	10.3	8.7
Including*	665.0	674.0	9.0	9.9
And	940.0	944.5	4.5	6.6
And	956.3	962.6	6.3	2.4
Including	958.6	961.0	2.4	4.0
And	967.5	969.2	1.7	5.2
Including	967.5	968.2	0.7	8.1

S04-311	304.0	307.0	3.0	6.1
Including	304.3	305.3	1.0	11.3
And	316.1	318.7	2.6	5.0
Including	318.1	318.7	0.6	11.7
And	483.7	484.3	0.6	7.7
And	532.1	542.1	10.0	4.8
Including	537.6	542.1	4.5	8.8
And	557.0	557.3	0.3	17.2
Including	583.5	585.6	2.1	25.4

S04-312	76.0	80.0	4.0	4.8
Including	77.4	80.0	2.6	6.4
And	169.4	171.3	1.9	4.6
Including	170.5	171.3	0.8	7.6
And	334.7	336.2	1.5	9.7
And	416.3	418.4	2.1	6.6
And	441.7	443.9	2.2	3.5
Including	442.8	443.9	1.1	5.8
And	463.4	465.0	1.6	4.8
Including	463.4	463.9	0.5	6.6

S04-313	449.7	453.8	4.2	4.5
Including	451.4	453.5	2.1	7.0

S04-314	192.2	194.5	2.3	9.1
And	361.0	376.1	15.1	3.6
Including	361.6	362.0	0.4	7.8
Including	364.9	367.9	2.9	9.2
Including	371.6	372.0	0.4	13.1

S04-315	335.6	345.3	9.7	7.9
Including	339.0	341.0	2.0	31.5

MIRAMAR MINING CORPORATION'S HOPE BAY PROJECT Table of Assay Results to Accompany News Release Dated July 29, 2004

Hole-ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

Including	613.0	614.0	1.0	5.6
And	720.0	720.5	0.5	461.3
And	1,025.0	1,028.4	3.4	3.7
Including	1,026.5	1,026.9	0.4	12.0

S04-316	328.9	336.1	7.2	4.4
Including	335.1	336.1	1.0	11.7
And	426.1	426.5	0.4	10.2
And	449.7	450.2	0.5	5.6

S04-317	256.1	257.1	1.0	11.1
And	381.4	383.1	1.7	5.9
Including	381.4	381.9	0.5	9.8

S04-318	235.5	238.3	2.8	4.1
Including	237.3	238.3	1.0	9.4
And	455.6	457.1	1.5	5.6
Including	456.3	457.1	0.8	7.3
More assays pending

S04-319	194.0	201.6	7.6	3.0
Including	194.5	195.0	0.5	13.0
And	204.7	214.2	9.5	16.2
Including	204.7	213.5	8.8	17.5
Including	205.3	205.6	0.3	252.7
Including	212.8	213.5	0.7	36.2
And	217.8	221.5	3.7	7.1
Including	217.8	219.0	1.2	19.7
And	440.5	441.4	0.9	13.2
And	488.0	489.0	1.0	122.7
Including	488.3	489.0	0.7	176.2
And	535.0	539.4	4.4	25.1
Including	535.0	536.8	1.8	57.3
And	553.6	563.0	9.4	4.1
Including	555.5	556.0	0.5	15.2
Including	560.3	562.4	2.1	9.9
And	566.9	571.6	4.7	6.3
Including	567.6	571.6	4.0	6.8
More assays pending

*  Results previously reported

Intercepts are reported at a 1g/t cut-off, with the higher grade inclusions reported at a 5g/t cut-off, with a maximum 2m inclusion of material below cut-off.